

Mail Stop 3561

May 6, 2016

<u>Via E-mail</u>
Jesse Geiger
Chief Financial Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, Ohio 45227

> **Re:** **Medpace Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 27, 2016**
> **CIK No. 0001668397**

Dear Mr. Geiger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note the free cash flow numbers for 2014 and 2015 on page 18. Please advise us regarding the reasons for different numbers on page 31 of the materials provided in response to comment 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

2.   Please revise or advise us why you do not separately address your labs unit, which appears to be a material part of your operations as presented in the materials provided in response to comment 1.

Business, page 81

3.   We note your response to comment 15. Please revise here or where appropriate to indicate, as explained in your response, that you expect the use of risk sharing arrangements to be very limited and that they are not a part of your core growth strategy.

4.   We note the revised disclosure in response to comment 17 and the reference to GCP as one example of regulations directly applicable to you. Please revise to clarify the extent to which regulations on the following are generally directly applicable to you: "the approval process, manufacturing, safety, labeling, storage, record keeping and marketing."

Executive and Director Compensation, page 103

5.   We note that you have disclosed compensation only for fiscal year 2015 in the Summary Compensation Table. Please advise why you do not include compensation for fiscal year 2014 pursuant to Item 402(n) of Regulation S-K.

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies
Reportable Segments, page F-11

6.   We read your response to comment 26. Your CODM assesses your revenue, backlog and net awards by service offering. Please tell us in detail the nature of each of these service offerings and describe for us the differences between each service offering. Please also tell us why the CODM separately assesses the revenues of each service offering. Alternatively, please disclose your revenues for each type of service or group of similar services offered for each period presented. See ASC 280-10-50-40.

        You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Steven Ewald
        General Counsel, Corporate Secretary